Exhibit 99.1

TSX: GAM / NYSE: GRS / BSX: GL7
56 Temperance Street, Suite 500
Toronto, Ontario
M5H 3V5, CANADA
Tel: +1 (416) 646-3825
Fax: +1 (416) 646-3828
www.gammongold.com

Gammon Gold Announces Discovery of New Drill Target at the Venus Project and Provides an Update on the Continued Progress at Guadalupe y Calvo

Toronto, August 17th, 2010: Gammon Gold Inc. (“Gammon”) (TSX:GAM and NYSE:GRS): is pleased to announce the discovery of an encouraging new drill target at the Venus project located in the Ocampo – Pinos Altos region, as well as update on the continued progress at the advanced Guadalupe y Calvo development property.

“In recent months, the Company has significantly increased its land position in the Ocampo – Pinos Altos region that includes the Venus property located north of Ocampo. This growth strategy of increasing our land position in this highly competitive area is already providing encouraging results where, at the Venus property, we have already identified a new drill target associated with the La Boleta Vein. We expect to launch a drilling program to follow up on this and other potential targets shortly.” stated Peter Drobeck, Senior Vice President of Exploration and Business Development. “Additionally, drilling at our advanced development project, Guadalupe y Calvo, continues to report encouraging results. During the past month we reported another high-grade intercept that extends the strike length of the Rosario vein by 350 metres and we remain on target for delivering a scoping study that is anticipated to be completed during the fourth quarter.”

VENUS PROJECT UPDATE

The Company’s exploration program at the Venus Project, located directly north of the Ocampo land package, has identified a high-quality drill target known as the “La Boleta”. Preliminary work has defined a very strong surface gold-silver anomaly in association with veins, sheeted veinlets and vein stockworks.

During mapping of the Venus property an area of numerous small veinlets and stockworks associated with the La Boleta Vein was identified as a significant target for potential open-pit and underground mineable mineralization, similar in style to the nearby Ocampo and Pinos Altos districts (Refer to Diagram 1). A drilling program on this property will be launched during the quarter that will target this and other potential targets. Subsequent detailed mapping and surface rock-chip sampling has defined a target with surface dimensions of 400 metres long by up to 150 metres wide, within which there are a myriad of small veins and sheeted vein occurrences. A sub-parallel vein system was also identified that has 600 metres of strike length. Of the 234 surface geochemistry samples collected on the target to date, 101 (43%) contained over 0.20 grams per tonne gold equivalent(1). If gold values are capped at 8.00 grams per tonne, these 101 samples average 1.55 grams per tonne gold equivalent(1). Maximum values in the first pass sampling were 25.08 grams per tonne gold and 210 grams per tonne silver.

(1) Gold equivalent ounces include silver ounces produced and converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1

GUADALUPE Y CALVO EXPLORATION PROJECT UPDATE

The success of our drilling program at the Guadalupe y Calvo continues and recent results indicate that the Rosario Vein continues for another 200 metres, which extends the strikelength of the vein by approximately 350 metres from the detailed drilling completed in 2008. The most recent drill results from Hole GC-188 intersected the vein at a depth well below the detailed drilling conducted in 2008 and had an intercept of 0.7 metres grading 48.25 grams per tonne gold and 525 grams per tonne silver, or 57.80 grams per tonne gold equivalent(1). (Refer to Table 1).

The Company has received preliminary results from bottle roll metallurgical tests performed by Mountain States Research & Development Inc. of Tucson, where four samples of -100 mesh ores averaged 93% gold recovery and 69% silver recovery. Further testing is underway, including additional bottle roll tests and column leach tests on one-half and one-quarter inch size fractions.

Note: The Guadalupe y Calvo exploration information has been reviewed by Qualified Person, Mr. Peter Drobeck. All sample analyses reported herein for Guadalupe y Calvo were performed by SGS Laboratories, based in Mississauga, Ontario, using standard fire assay procedures and with ICP finish. Drilled lengths do not necessarily represent true widths. Gammon maintains a Quality Assurance and Quality Control program that includes insertion of commercially-purchased pulp control samples and blanks to insure laboratory accuracy.

GROWING PORTFOLIO OF PROPERTIES

The Company’s portfolio of properties has been significantly enhanced through the addition of three new prospective exploration properties in Mexico. The Company has expanded its land position in the Mexico 59% during 2010 through separate option agreements to acquire the Venus and Los Jarros properties located directly north and east of the Ocampo and Pinos Altos properties, through staking of new concessions west of Ocampo, and by its purchase option on the Mezquite Project in Zacatecas, Mexico.

This press release sets out the gold and silver grades found in the samples taken from various targets. Not all of these targets have been categorized as a mineral resource deposit under applicable Canadian mineral resource reporting standards, and it is uncertain if further exploration will result in these targets being delineated as mineral resources. The grades encountered so far should not be taken as representative of the ore bodies in question as there has been insufficient exploration to define a mineral resource, and such grades may not prove representative of the deposits if and when the same are delineated as mineral resources.

About Gammon Gold
Gammon Gold Inc. is a mid-tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also owns the suspended El Cubo mine in Guanajuato State and has the promising Guadalupe y Calvo development property in Chihuahua State. The Company recently completed option purchase agreements to acquire the Mezquite Project in Zacatecas State, Mexico and the Venus Project located north of the Ocampo mine in Chihuahua State, Mexico. It also has recently signed a Letter of Intent to acquire the Los Jarros Project in Chihuahua State, Mexico. Since 2008, the Company has significantly increased its land position by over 59% and has made strategic investments in Golden Queen Mining Co. Ltd. and Corex Gold Corporation. The Company’s Executive Office is located in Toronto, Ontario.

(1) Gold equivalent ounces include silver ounces produced and converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1

For further information please visit the Gammon gold website at www.gammongold.com or contact:

Peter Drobeck	Anne Day
Sr. VP Exploration & Business Development	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
416-646-3825	902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon gold’s Annual Report on Form 40-F, which may be secured from Gammon gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain statements included herein, including information as to the future financial or operating performance of the Company, its subsidiaries and its projects, constitute forward-looking statements. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘contemplate’’, ‘‘target’’, ‘‘plan’’, ‘‘intends’’, ‘‘continue’’, ‘‘budget’’, ‘‘estimate’’, “forecast”, ‘‘may’’, ‘‘will’’, ‘‘schedule’’ and similar expressions identify forward-looking statements. Forward-looking statements include, among other things, statements regarding its financial exposure to litigation, targets, estimates and assumptions in respect of gold and silver production and prices,, operating costs, results and capital expenditures, mineral reserves and mineral resources and anticipated grades, recovery rates, future financial or operating performance, margins, operating and exploration expenditures, costs and timing of completion of the Ocampo expansion program and improvements to the heap leach pad, costs and timing of the development and commencement of production of new deposits, costs and timing of construction, costs and timing of future exploration and reclamation expenses including, anticipated 2010 results, operating performance projections for 2010, our ability to fully fund our business model internally, 2010 gold and silver production and the cash and operating costs associated therewith, the ability to achieve productivity and operational efficiencies, the ability to access grid power at Ocampo, further reduction in the open pit stripping ratio and the timing of each thereof. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, the Company. Such factors include, among others, known and unknown uncertainties and risks relating to additional funding requirements, reserve and resource estimates, commodity prices, hedging activities, exploration, development and operating risks, illegal miners, political and foreign risk, uninsurable risks, competition, limited mining operations, production risks, environmental regulation and liability, government regulation, currency fluctuations, recent losses and write-downs, restrictions in the Company’s loan facility, dependence on key employees, possible variations of ore grade or recovery rates, failure of plant, equipment or process to operate as anticipated, accidents and labour disputes. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

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(1) Gold equivalent ounces include silver ounces produced and converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1

Table 1: Guadalupe y Calvo Drill Results, 2010

Hole	From	To	Length	Gold	Silver	Gold Eq.	Target
				(g/t)	(g/t)	(g/t)
GC-0183*	173.7	175.1	1.4	1.43	57	2.46	Rosario
GC-0183*	207.4	215.4	8.0	1.85	34	2.47	Rosario
Including	214.4	215.4	1.0	11.45	21	11.83	Rosario
GC-0185*	386.6	387.7	1.1	62.37	56	63.39	Rosario
GC-0186	526.0	528.0	2.0	1.93	75	3.30	Rosario
GC-0188	710.2	710.9	0.7	48.25	525	57.80	Rosario

* Previously released results

Note: The Guadalupe y Calvo exploration information has been reviewed by Qualified Person, Mr. Peter Drobeck. All sample analyses reported herein for Guadalupe y Calvo were performed by SGS Laboratories, based in Mississauga, Ontario, using standard fire assay procedures and with ICP finish. Drilled lengths do not necessarily represent true widths. Gammon maintains a Quality Assurance and Quality Control program that includes insertion of commercially-purchased pulp control samples and blanks to insure laboratory accuracy.

(1) Gold equivalent ounces include silver ounces produced and converted to a gold equivalent, based on the Company’s long-term gold equivalency ratio of 55:1

Diagram 1: Ocampo Area Regional Land Status